PRESS RELEASE

TSX:  KGN

NYSE AMEX: KGN

KEEGAN’S ESAASE PROJECT PRELIMINARY METALLURGICAL TEST-WORK SUGGESTS GOLD RECOVERIES OF 93% POSSIBLE

Vancouver, BC, October 30, 2009 - Keegan Resources (“Keegan”) announces results of a metallurgical test program on samples from the Esaase deposit in Ghana conducted at Amdel Limited in Perth WA during the first three quarters of 2009.  The program examined a number of conventional processing options including whole ore cyanidation and gravity gold recovery followed by carbon in leach (CIL) cyanidation.  Test work was conducted on core samples from both oxide and fresh material from the Esaase deposit.

Results of the metallurgical test work show gold recoveries of 94% to 97% using a flowsheet incorporating a coarse primary grind, gravity recovery and CIL on the gravity tailing.   The selected flowsheet is simple and has shown to be applicable to both the oxide and fresh composites tested.

The main metallurgical parameters of the selected flowsheet are summarized as follows:

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Coarse primary grind of 150 microns

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Centrifugal gravity concentration of gold with recovery of 40 to 70%

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CIL cyanidation of the gravity tailing, achieving a residue grade of 0.04 to 0.09 gram per tonne gold from oxide and fresh samples,

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Achieving an overall combined gold recovery of 94 to 97% to gravity concentrate and CIL.

Composite samples of drill core from broad based sections representing surface to depth oxide and fresh mineralization from both the “north” and “south” zones at Esaase were tested using the above flowsheet and an average gold recovery of greater than 95% was achieved.  Head grades of the test composites varied from 1.2 to 2.3 grams gold per tonne.

A summary of the results of gravity + CIL tests on Variability Oxide Composite (VOC) and Variability Fresh Composite (VFC) samples is shown below:

Sample	Grind Size (µm)	Calc Head Grade (g/t)	Gravity Recovery (%)	CIL Recovery (%)	Total Recovery (%)
VFC	150	1.87	69.9	85.0	95.5
	75	2.31	74.8	88.2	97.0
VOC	150	1.31	41.8	90.9	94.7
	75	1.18	58.9	92.5	96.9

Test work results are based on multiple screen fire assay analyses of the CIL tailings and fire assay analyses of the gravity concentrate from the test work.

The mineralization at Esasse is average in hardness and abrasivity for oxide and fresh material in Ghana.  The grindability characteristics of the samples were found to be:

Sample	TypeBond Ball Mill Work Index	Abrasion index
Oxide	9.1-9.2 kWh/t	0.08
Fresh	14.8-15.3 kWh/t	0.26

The main metallurgical process design parameters that will be incorporated into a Preliminary Economic Assessment by Lycopodium Minerals Pty Ltd. and Coffey Mining Pty Ltd. of Perth, WA on the Esaase deposit are:

Oxide gold recovery

93%

Fresh gold recovery

93%

Primary grinding particle size

80% passing 150 micron

Maurice Tagami, Director and VP Project Development commented, “The metallurgical test work results are very encouraging. The selected flowsheet of gravity + CIL on the gravity tailings is simple and has shown to be equally applicable to both the oxide and fresh mineralization at Esaase.  The results are consistent for both of the major classes of mineralization derived from a broad base of samples representative of the currently outlined resource. The Esaase mineralization responds well to a simple flowsheet, providing repeatable metallurgical test results.”

Mr. Tagami, P.Eng. is the Qualified Person responsible for the metallurgical test work results under the terms of National Instrument 43-101.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase project (2.025 Moz indicated resources with an average grade of 1.5 g/t Au at a 0.6 g/t Au cutoff and 1.451 million ounces in an inferred category at an average grade of 1.6 g/t Au applying a 0.6 g/t Au cut-off for a total inferred and indicated resource of 3.476 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favorable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Mr. Tagami, P. Eng

Director & VP Project Development

For more information please visit the company website at www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

Forward Looking and other Cautionary Information

Neither the TSX Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release. This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.